Exhibit 21.1

WHOLLY-OWNED SUBSIDIARIES OF NASH FINCH COMPANY

Subsidiary Corporation	State of Incorporation

Erickson’s Diversified Corporation Edina, Minnesota	Wisconsin

GTL Truck Lines, Inc. Omaha, Nebraska	Nebraska

Hinky Dinky Supermarkets, Inc. Edina, Minnesota	Nebraska

Nash Finch Funding Corp. Edina, Minnesota	Delaware

Piggly Wiggly Northland Corporation Edina, Minnesota	Minnesota

Super Food Services, Inc. Dayton, Ohio	Delaware

T.J. Morris Company Statesboro, Georgia	Georgia

U-Save Foods, Inc. Edina, Minnesota	Nebraska

NFCG, LLC Edina, Minnesota	Delaware